Exhibit 99.1

Immuron Announces Management Changes

Melbourne, Australia, 3 August 2017: Australian biopharmaceutical company, Immuron Limited (ASX: IMC; NASDAQ: IMRN), today announced that the Company’s CEO Mr Thomas Liquard has resigned from the Company due to personal reasons, and will be replaced in the interim by Immuron’s current Chief Operating and Scientific Officer Dr Jerry Kanellos. Mr Liquard, will remain with the Company as a contracted consultant for the next three months to assist the Board and management team through a smooth and seamless transition.

The Board is pleased that such a fluid succession plan is able to be implemented with Dr Jerry Kanellos moving into the role of interim-CEO as Dr Kanellos has made an outstanding contribution to Immuron, its projects and the overall company operations, since his appointment in July 2015.

Dr. Roger Aston, Immuron’s Chairman, commented:

“On behalf of the Board of Directors, I would like to thank Thomas Liquard for his efforts as CEO over the past 2 years, including his primary focus of delivering our NASDAQ listing, and we wish him every success in his future endeavors.

We are exceptionally pleased to announce the appointment of Dr Jerry Kanellos from our executive management team to serve as the interim Chief Executive Officer as in his initial two years with us, Dr Kanellos has made a significant contribution to the company and its technology.

Dr Kanellos’ role to date ensures he has a wealth of knowledge and experience across many areas of the company including Manufacturing, Marketing, Medical Research, New Product Development, Regulatory Affairs, Sales and Quality which will allow him to make a smooth transition to interim-CEO position.

Immuron now has a solid footing with its anti-infective and anti-inflammatory pipeline which will allow us multiple shots on goal which will culminate across multiple milestones over the next 12 month. We look forward to Dr Kanellos assisting us to continue pushing our strategy and pipeline forward.”

As part of the due diligence process, Immuron will now be embarking on a global search for its next permanent CEO as the Company transitions into the next milestone phase of its lifecycle. Alongside its revenues from Travelan/Protectyn, which registered strong growth in FY2017, Immuron now has several ongoing clinical trials in both fatty-liver diseases (NASH, ASH and Ped NASH) and in Clostridium difficile infections (CDI), along with a promising and expanding research collaboration with the US Army and the US Navy targeting multiple pathogens.

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COMPANY CONTACT:	US INVESTORS RELATIONS:
Jerry Kanellos	Jon Cunningham
Interim Chief Executive Officer	RedChip Companies, Inc.
AUS Ph: +61 (0)3 9824 5254	US Ph: +1 (407) 644 4256, (ext. 107)
jerry@immuron.com	jon@redchip.com

AUSTRALIA INVESTORS RELATIONS:	US PUBLIC RELATIONS:
Peter Taylor	Eric Fischgrund
NWR Communications	FischTank - Marketing and PR
AUS Ph: +61 (0)4 1203 6231	US Ph: +1 (646) 699 1148
peter@nwrcommunications.com.au	eric@fischtankpr.com

ABOUT IMMURON:

Immuron Limited (NASDAQ: IMRN; ASX: IMC), is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travellers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase 2 clinical trials for NASH, ASH and Pediatric NAFLD. Immuron’s second clinical stage asset, IMM-529, is targeting C. difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.